Issuer Free Writing Prospectus dated October 21, 2010

Filed Pursuant to Rule 433

Registration No. 333-165478

(Relating to Prospectus Supplement dated October 18, 2010)

We have filed a registration statement (including a prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus and other documents we have filed or will file with the SEC, including any free writing prospectus that we authorize for use in connection with the offering, for more complete information about us and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or the underwriter for this offering will arrange to send you the prospectus supplement, the accompanying prospectus and any free writing prospectus that we authorize for use in connection with the offering, if you request it from Equity Syndicate Prospectus Department, Jefferies & Company, at 877-547-6340, and at Prospectus_Department@Jefferies.com.

Issuer	Satcon Technology Corporation (NASDAQ: SATC)

Common stock offered by Satcon

9,000,000 shares of common stock.  In addition, we have granted the underwriter an option for a period of 30 days to purchase up to an additional 1,350,000 shares of common stock solely to cover overallotments.  Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriter of its overallotment option.

Upon completion of this offering, we will have 115,513,692 shares of common stock outstanding based on 106,513,692 shares of common stock outstanding as of June 30, 2010.  The 106,513,692 shares of common stock outstanding on June 30, 2010 gives retroactive effect to the issuance of (i) 6,469,930 shares of common stock issued in connection with the exercise of outstanding options and warrants and pursuant to a contractual obligation, (ii) 251,677 shares of common stock upon conversion of our Series B Preferred Stock and (iii) approximately 27,665,859 shares of our common stock to be issued upon conversion of our Series C Preferred Stock, which will occur simultaneously with the consummation of this offering. This number excludes the following:

•      16,369,664 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.42 per share;

•      12,319,719 shares of our common stock subject to outstanding stock options at a weighted average exercise price of $2.11 per share, and

•      7,171,912 shares of our common stock reserved for future issuances under our stock option plans.

Public offering price	$3.90 per share.

Net proceeds to Satcon

We estimate that the net proceeds from the sale of the 9,000,000 shares of common stock that we are offering will be approximately $32.7 million, or approximately $37.6 million, if the underwriter exercises in full its option to purchase 1,350,000 additional shares of common stock, after deducting the estimated underwriting discounts and commissions and our estimated expenses of this offering.

Pricing date	October 21, 2010

Closing date	October 27, 2010

Dilution

As of June 30, 2010, our unaudited net tangible book value was $6,818,685, or approximately $0.0945 per share based on 72,126,226 shares outstanding.  Our net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets and dividing this amount by the number of shares of our common stock outstanding on June 30, 2010.  Our as adjusted net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets as of June 30, 2010 after giving effect to the issuance of (i) 6,469,930 shares of our common stock issued in connection with the exercise of outstanding options and warrants and pursuant to a contractual obligation, (ii) 251,677 shares of common stock upon conversion of our Series B Preferred Stock and (iii) approximately 27,665,859 shares of our common stock in connection with the conversion of our Series C Preferred Stock to be effected simultaneously with the consummation of this offering and dividing this amount by the number of shares of our common stock outstanding on June 30, 2010 as adjusted by such conversions and issuance. The as adjusted number of shares of our outstanding common stock at June 30, 2010 is 106,513,692 shares.  Our as adjusted net tangible book value per share as of June 30, 2010 was $0.0927 per share.

Dilution per share to new investors in this offering represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of our common stock after giving effect to this offering. After giving effect to the sale of 9,000,000 shares of our common stock in this offering and deducting the underwriting discounts and commissions and our estimated offering expenses, our as adjusted net tangible book value as of June 30, 2010 would have been $0.4550 per share of our common stock. This amount represents an immediate increase in as adjusted net tangible book value of $0.3623 per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of $3.4450 per share to purchasers of common stock in this offering.

If the underwriter exercises in full its option to purchase up to 1,350,000 additional shares of common stock, the as adjusted net tangible book value after giving effect to this offering will increase to approximately $0.5036 per share, representing an increase to existing stockholders of approximately $0.4109 per share, and there will be an immediate dilution of approximately $3.3964 per share to new investors.

The above as adjusted number of shares of our common stock outstanding as of June 30, 2010, excludes:

•      16,369,664 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.42 per share;

•      12,319,719 shares of our common stock subject to outstanding stock options at a weighted average exercise price of $2.11 per share, and

•      7,171,912 shares of our common stock reserved for future issuances under our stock option plans.

Sole book-running manager	Jefferies & Company, Inc.